SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

07069352

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to ______

Commission file number 1-13397

A. Corn Products International, Inc. Retirement Savings Plan
(Full title of the plan)

B. Corn Products International, Inc., 5 Westbrook Corporate Center, Westchester, Illinois 60154
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The following financial statements are furnished for the Plan and are filed herewith in paper under Rule 101(b)(3) of Regulation S-T:

1. Consent of Independent Registered Public Accounting Firm.
2. Report of Independent Registered Public Accounting Firm.
3. Statement of Net Assets Available for Plan Benefits as of December 31, 2006 and December, 31 2005.
4. Statement of Changes in Net Assets Available for Plan Benefits for the fiscal year ended December 31, 2006.
5. Notes to Plan Financial Statements.
6. Supplemental Schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Corn Products International, Inc.
Retirement Savings Plan

Date: June 25, 2007

By: ______________________
Name: John Surowiec
Title: Plan Administrator

CORN PRODUCTS INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

(With Report of Independent Registered
Public Accounting Firm Thereon)

Table of Contents

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

401(k) Committee
Corn Products International, Inc.
Retirement Savings Plan
Oak Brook, Illinois

We have audited the accompanying statement of net assets available for benefits of the Corn Products International, Inc. Retirement Savings Plan ("the Plan") as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedules of Assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 25, 2007

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Investments – at fair value (Notes 2 and 3)	$ 133,226,941	$ 121,858,319
Participants' loans	1,829,167	1,867,716
Total investments	135,056,108	123,726,035
Net assets reflecting all investments at fair value	135,056,108	123,726,035
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	278,192	375,213
Net assets available for benefits	$ 135,334,300	$ 124,101,248

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2006

Additions to net assets attributed to:	
Investment income (Notes 2 and 3):	
Dividends and interest	$ 11,059,049
Net appreciation in fair value of investments	6,218,890
Total investment income	17,277,939
Contributions:	
Employer	2,537,265
Participants	4,408,224
Total contributions	6,945,489
Total additions	24,223,428
Deductions from net assets attributed to:	
Distributions to participants, net of forfeitures	13,046,751
Administrative expenses	2,478
Total deductions	13,049,229
Net increase before transfers	11,174,199
Transfers from other plans	58,853
Net increase	11,233,052
Net assets available for benefits, beginning of year	124,101,248
Net assets available for benefits, end of year	$ 135,334,300

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Plan

General

The following brief description of the Corn Products International, Inc. Retirement Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the plan agreement or the summary plan description for more complete information. The Plan is a defined contribution plan for the salaried employees of Corn Products International, Inc. (the "Company") in the United States. The Plan allows employees to set aside part of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company was established to assume the operations of the corn refining business of Bestfoods, formerly CPC International Inc. (CPC or Bestfoods), and to effect the spin-off of the Company through the distribution of shares to the stockholders of Bestfoods. The Company maintains the Plan for the benefit of its eligible salaried employees and those eligible salaried employees of its affiliates who adopt the Plan. The Plan was created primarily through a spin off of plan assets and liabilities from the CPC International Inc. Retirement Savings Plan for Salaried Employees (the "Prior Plan"). Bestfoods transferred assets of the Prior Plan representing units standing to the credit of Corn Products' employees to the trustee of the Plan. This Plan assumed and covenants to fully perform, pay, and discharge all obligations and liabilities of the Prior Plan to those Prior Plan participants whose Prior Plan accrued benefit was received by this Plan.

The Fidelity Management Trust Company (the "Trustee") holds the Plan's investments and executes investment transactions through the trust established pursuant to the Plan.

Contributions

Participants may contribute between 1% and 16% of their gross annual compensation on a before-tax basis, after-tax basis, or combination of both, subject to the limits imposed by the Internal Revenue Code ($15,000 for 2006). The Plan also permits participants to make rollover contributions in accordance with the Internal Revenue Code. At the direction of participants, contributions are invested by the Trustee into the funds the participant has elected.

The Company makes a matching contribution to the Plan of an amount equal to 100% of the first 6% of salary that the employee has elected to contribute. In addition, the Company makes a service award contribution on behalf of each participant who has completed a specified number of years of service. Service award contributions are earned for each five-year period of completed service and are equal to the number of years of completed service times the Company's average stock trading price during the period. Also, the Company may elect to make an additional Profit Sharing Contribution on behalf of its eligible employees. Company contributions are 100% vested after three years of service. Service award contributions are always fully vested.

Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan. The investment funds under the Plan are the Fidelity Managed Income Portfolio II, Fidelity Magellan Fund, Fidelity Contrafund, Fidelity Investment Grade Bond Fund, Fidelity Growth & Income Portfolio, Fidelity Overseas Fund, Fidelity Small Cap Stock Fund, Fidelity Freedom Income, Fidelity Freedom 2000, Fidelity Freedom 2010, Fidelity Freedom 2020, Fidelity Freedom 2030, Fidelity Freedom 2040, Fidelity Low Priced Stock Fund, Spartan U.S. Equity Index Fund, and the Corn Products International, Inc. Common Stock.

(Continued)

Notes to Financial Statements, continued

1. Description of Plan, continued

Participant Accounts
Individual account balances are maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. As of December 31, 2006 and 2005, forfeitures of $155,536 and $85,191, respectively, were available. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants have a fully vested interest in all contributions made by them and in the Plan's earnings/losses on those contributions at all times.

Participant Loans
Participants are permitted to obtain loans from their plan accounts while employed by the Company. In general, the amount of the loan may not exceed the lesser of $50,000 reduced by the highest outstanding loan balance in a participant's vested account during the prior 12-month period, or 50% of their vested account balance. The minimum loan amount is $1,000. Loan transactions are treated as a transfer between the investment funds and the loan fund. The loans bear a rate of interest equal to the prime rate as published in the Wall Street Journal at the time of the request plus one percent. Loans are repaid through monthly payroll deductions and repayments are reinvested into the participant's account according to the current investment election.

Payment of Benefits
Upon retirement, death, or termination, the participant's benefit will be paid in a lump sum. Under certain circumstances, participants may withdraw their before-tax contributions during their employment with the Company. Withdrawals may be made in the event of financial hardship, as defined in the Plan, or after attainment of age 59 ½.

Administrative Expenses
Certain trustee fees and administrative expenses are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan allows participants to direct the investment of their account balances in a number of funds that invest in stocks, bonds, mutual funds, and other investment securities. The values of certain investment securities are exposed to risks from a variety of factors, such as changes in interest rates, fluctuations in market conditions and changes in the credit standing of issuers of investment securities. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Investment Valuation
The Plan's investments are stated at fair value. Investments held in mutual funds and common stocks are valued at the quoted market price on December 31. The fair values of the Plan's interests in common collective funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the Trustee.

Net assets available for benefits reflects the contract value of the Plan's investments in common collective funds, which hold benefit responsive contracts because a separate adjustment is presented in the statement of net assets available for benefits to increase or decrease the carrying amount of these investments to contract value, as applicable. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Participant loans receivable are valued at cost, which approximates fair value.

Investment Transactions and Investment Income
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned on an accrual basis.

The Plan's investment activities as presented in the statement of changes in net assets available for benefits include the net appreciation or depreciation in fair value of investments, which consists of the realized gains or losses on investment sales and the unrealized appreciation or depreciation on investments held at year end.

Payment of Benefits
Benefits are recorded when paid.

Adoption of New Accounting Standard
The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* ("the FSP") in 2006. Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts included in the underlying investments of common collective trust funds in which the Plan holds an interest are to be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits. The adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2006 and 2005. The net appreciation reported in the statement of changes in net assets available for benefits was also not impacted by the adoption of the FSP, as the amount reflects the contract value of fully benefit responsive contracts held indirectly by the Plan.

Adoption of the FSP resulted in a decrease of $375,213 from the amount previously reported as Plan investments in the 2005 statement of net assets available for benefits, since this amount now reflects the fair value of the Plan's indirect interests in fully benefit-responsive contracts.

(Continued)

Notes to Financial Statements, continued

3. Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2006 and 2005 are as follows:

	2006	2005
Investments (at fair value, based on quoted prices)		
Fidelity Magellan Fund	$ 12,388,732	$ 12,144,448
Fidelity Contrafund	18,619,011	17,822,757
Fidelity Growth & Income Portfolio	12,178,512	11,969,161
Fidelity Overseas Fund	11,110,186	7,805,803
Fidelity Low Priced Stock Fund	12,074,092	12,046,603
Spartan U.S. Equity Index Fund	12,646,451	11,030,928
Corn Products Stock	16,976,216	14,186,456
Investments (at estimated fair value)		
Fidelity Managed Income Portfolio II	23,480,061	25,597,227

During 2006, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value as follows:

Investments (at fair value, based on quoted market prices)	
Mutual funds	$ 464,892
Common stock	5,753,998
	$ 6,218,890

4. Party in Interest

Parties in interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering services to the plan, the Company, and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds or other investments managed by the trustee or Fidelity Investments. Fidelity Investments is an affiliate of Fidelity Management Trust Company, the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee were $2,478 for the year ended December 31, 2006.

The Plan also allows participants to invest their account balances in a unit-based fund that invests in shares of Corn Products International, Inc. common stock. The number of shares of Corn Products International, Inc. common stock held by the Plan at December 31, 2006 and 2005 was 491,494 shares and 690,642 shares, respectively. The fair value of these shares at December 31, 2006 and 2005 was $16,976,203 and $13,871,539, respectively. No dividends were paid on these shares during the year ended December 31, 2006. These transactions also qualify as party-in-interest transactions.

The Plan also allows participants to take loans from their accounts in the Plan. These investments also qualify as party-in-interest and totaled $1,829,167 and $1,867,716 at December 31, 2006 and 2005, respectively.

(Continued)

Notes to Financial Statements, continued

5. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter issued October 21, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate section of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will be 100% vested in their accounts.

SUPPLEMENTAL SCHEDULE

Schedule 1

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
Year ended December 31, 2006

Name of Plan Sponsor: Corn Products International, Inc.
Employer identification number: 22-3514823
Three-digit plan number: 003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	(d) Cost	(e) Current Value
	Common Trust Fund:			
*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio II	#	$ 23,480,061
	Mutual Funds:			
*	Fidelity Investments	Fidelity Magellan Fund	#	12,388,732
*	Fidelity Investments	Fidelity Contrafund	#	18,619,011
*	Fidelity Investments	Fidelity Investment Grade Bond Fund	#	3,492,986
*	Fidelity Investments	Fidelity Growth & Income Portfolio	#	12,178,512
*	Fidelity Investments	Fidelity Overseas Fund	#	11,110,186
*	Fidelity Investments	Fidelity Asset Manager	#	3,722,147
*	Fidelity Investments	Fidelity Low Priced Stock Fund	#	12,074,092
*	Fidelity Investments	Spartan U.S. Equity Index Fund	#	12,646,451
*	Fidelity Investments	Fidelity Small Cap Stock Fund	#	1,863,084
*	Fidelity Investments	Fidelity Freedom Income Fund	#	276,851
*	Fidelity Investments	Fidelity Freedom Income 2000	#	42,528
*	Fidelity Investments	Fidelity Freedom Income 2010	#	930,936
*	Fidelity Investments	Fidelity Freedom Income 2020	#	1,807,017
*	Fidelity Investments	Fidelity Freedom Income 2030	#	744,218
*	Fidelity Investments	Fidelity Freedom Income 2040	#	790,085
	Common Stock:			
*	Corn Products International, Inc.	Corn Products International, Inc.	#	16,976,216
	Other:			
*	Fidelity Investments	Cash equivalents	#	362,020
*	Participant Loans	Loans bearing interest at rates ranging from 5.00% to 10.5%, and maturing from 2007 to 2020		1,829,167
				$ 135,334,300

* Denotes a party in interest to the Plan.
\# All investments are participant-directed; therefore, historical cost information is not required.

See accompanying Report of Independent Registered Public Accounting Firm.

Crowe

Crowe Chizek and Company LLC
Member Horwath International

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements No. 333-43479, No. 333-71573, No. 333-33100, and No. 333-113746 on Form S-8 of Corn Products International Inc of our report dated June 25, 2007, appearing in this Annual Report on Form 11-K of Corn Products International, Inc. Retirement Savings Plan for the year ended December 31, 2006.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, IL
June 25, 2007

KPMG

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the Corn Products International, Inc. Retirement Savings Plan:

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, the accompanying statement of net assets available for benefits of the Corn Products International, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2005. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 2, and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

KPMG LLP

Chicago, Illinois
June 26, 2006

KPMG

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Corn Products International, Inc.:

We consent to the incorporation by reference in the Registration Statement (Nos. 333-43479, 333-71573, 333-33100 and 333-113746) on Form S-8 of Corn Products International, Inc. of our report dated June 26, 2006, with respect to the statement of net assets available for benefits of the Corn Products International, Inc. Retirement Savings Plan as of December 31, 2005, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, which report appears in this December 31, 2006 Annual Report on Form 11-K of Corn Products International, Inc. Retirement Savings Plan.

KPMG LLP

Chicago, Illinois
June 25, 2007

END